111 West Monroe Street
Chicago, Illinois 60606

T 312.845.3000
F 312.701.2361
libit@chapman.com

April 30, 2013

VIA EDGAR CORRESPONDENCE FILING
Justin Dobbie
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Winnebago Industries, Inc. (the "Company")
File No. 333-187720

Dear Mr. Dobbie:
By letter dated April 19, 2013 (the “Comment Letter”), the Staff of the Securities and Exchange Commission (the “Staff”) provided comments regarding the Registration Statement on Form S‑3 filed by the Company (the “Registration Statement”). In response to the Staff's comments included in the Comment Letter, the Company has amended the Registration Statement and submitted Amendment No. 1 to the Registration Statement on April 30, 2013 (the “Amended Registration Statement”). The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.
EXHIBIT 5.1
1.    Please have counsel revise the second to last paragraph to remove the phrase limiting the opinion to the corporate laws of Iowa that “in our experience, are normally applicable to transactions of the type contemplated by the Registration Statement…” This is an inappropriate opinion qualification. Counsel must provide a legal opinion based upon all applicable Iowa laws.
Response:    Pursuant to your request, the Company has attached as Exhibit 5.1 to the Amended Registration Statement a revised opinion of counsel which has removed in the second to last paragraph of the following phrase: “in our experience, are normally applicable to transactions of the type contemplated by the Registration Statement …”.

2.    Please confirm that you will file an updated and unqualified version of Exhibit 5.1 at each takedown.
Response:    The Company respectfully advises the Staff that an updated and unqualified version of the Exhibit 5.1 opinion will be filed in connection with any takedown transaction.
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We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Walter L. Draney at (312) 845-3273 or the undersigned at (312) 845-2981.

Very truly yours,

CHAPMAN AND CUTLER LLP

By:	/s/ William M. Libit
William M. Libit

cc:	Scott C. Folkers; Vice President,
General Counsel and Secretary;
Winnebago Industries, Inc.